UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 21, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X

Enclosure: Press release:
ANGLOGOLD ASHANTI ANNOUNCES EXECUTIVE LEADERSHIP
STRUCTURE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code:
AU
Website: www.anglogoldashanti.com
News Release
21 May 2013
AngloGold Ashanti Announces Executive Leadership Structure
(ANGLOGOLD ASHANTI) – AngloGold Ashanti today announced changes to its executive leadership team as a central part of its transition to streamline the business and deliver long-
term, sustainable value to stakeholders.
The Executive Committee structure is designed to ensure that the team is best positioned to address the strategy and current imperatives of the company. Specifically, the new structure:
•    Brings the Company’s operations under a joint Chief Operating Officer (“COO”)
model, whilst offering the Chief Executive Officer strong technical support in his focus on key business imperatives;
•    Clusters the Group’s operating regions under the two COOs , so that decision making and integration is seamless, while maintaining strong technical checks and governance oversight;
•     Fills the Chief Financial Officer (“CFO”) role from within the current Executive
Committee, while initiating succession planning for this role; and
•     Removes duplication and overlap across the company to ensure better efficiency and reduced costs.

“The leadership team has worked hard to deliver a number of successes through challenging times, and has reaffirmed its commitment to drive value creation in the business,” Chief
Executive Officer, Srinivasan Venkatakrishnan, known as Venkat, said. “This streamlined structure plays to each individual’s strengths and better aligns our collective work so that we can deliver on our objectives”.

The Executive Committee restructuring now underway will see the CEO lead a team of nine executives (previously 12), structured as follows:

Operating and Technical Roles
•    Mike O’Hare retains his leadership role of the South African operations as co-COO with responsibility for AngloGold Ashanti’s three operating regions in South Africa
(West Wits, Vaal River and Surface Operations) and will continue to retain accountability for the Company’s technology project in South Africa.
•    Ron Largent takes on the role of co-COO, adding the Continental African operations to his current Americas portfolio, with the addition of the Australian operations once
Tropicana completes its first gold pour later in the year. Mr. Largent will continue to lead the team aimed at removing $500m from our operating cost base within an 18 month period.

•    Graham Ehm will continue to lead the Australian business until Mr Largent takes over the Sunrise Dam and Tropicana operations, and will work closely with Mr
Anthony O’Neill as he takes on the role of Executive Vice President (“EVP”) Planning and Technical, which will include oversight over safety, business planning, asset optimisation, capital investment optimisation and monitoring (including projects, studies, and exploration), Project ONE, risk management and other technical disciplines and related centres of excellence.

Corporate Roles
•    David Noko continues in role as EVP Sustainable Development, with accountability for environment, community, health, security and special projects. Mr Noko will support the CEO and COO’s on matters relating to AngloGold Ashanti’s involvement in industry institutions in South Africa and global institutions relating to sustainable development.
•    Charles Carter will transition the Colombia business to Mr Largent and will take on the role of EVP Strategy and Business Development, with accountability for the
Group’s strategy, business development, corporate finance, investor relations, communications and will also deputize for the CEO in his absence. Mr. Carter will continue to work closely with Mr. Largent on the approach and strategy for the company’s activities in Colombia
•    Italia Boninelli continues in role as EVP People & Organisational Development, with accountability for the company’s System for People, Human Resources, corporate services and organisational redesign.
•    Richard Duffy moves from his current Continental Africa role to take up the position of CFO, with accountability for Financial Accounting, Management Accounting,
Treasury and balance sheet management, Group Taxation, and other financial matters. In terms of the JSE Listings Requirements, Mr Duffy will also be appointed as an executive director of the Company. Both appointments will be effective 1 June
2013. The global search for a CFO announced on 8 May 2013 will continue, to find a successor to Mr Duffy in due course.
•    Ria Sanz takes on the role of EVP and continues as Group General Counsel and
Company Secretary, with accountability for legal affairs, compliance, Company
Secretarial and integrated reporting.
•    Yedwa Simelane becomes EVP Stakeholder Relations and Marketing, with accountability for stakeholder and government relations, marketing and sustainability reporting. Ms Simelane will also support the Chairman and CEO’s offices in relation to government relations and the company’s involvement in multilateral organisations and the World Gold Council.
Mr Michael MacFarlane, who held the role of EVP Strategy and Business Planning, has decided to return to Canada to be with his family.

Mr. Anthony O’Neill, who acted as joint interim Chief Executive Officer with Venkat following the departure of Mark Cutifani, remains on the Company’s Board as an Executive Director and, as stated in our first quarter earnings release on 13 May 2013, will revert to his role as
EVP Business and Technical Development while assisting Mr. Ehm and Mr. Largent as they transition into their new roles.

Commenting on changes underway, Venkat, said: “These leadership changes, which should be completed by the third quarter, will ensure a seamless transition period as the business is reorganised and management continues to act aggressively on its strategy to maximise sustainable free cash flow from a high quality portfolio, while maintaining the integrity of the business, which is especially important in these difficult times.”

“I would like to offer my sincere thanks to Tony O’Neill in particular for his help during this transition. Tony has been a significant pillar of support and guidance to me personally as well as to the broader team and he has led the technical, business development and exploration teams with distinction over the past five years. Mike MacFarlane has pioneered the new technology initiative in our South African business and has worked hard to set-up the local team for future success, for which we are most grateful.”

About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company and the world’s third largest gold producer. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20
operations on four continents and one of the gold industry’s most successful exploration teams which work across both the established and new gold producing regions of the world.
This includes land positions in Colombia, Guinea and Australia, among others. AngloGold
Ashanti produced 3.944Moz of gold in 2012, generating $6.35bn in gold income. As at 31
December 2012, AngloGold Ashanti’s Ore Reserve totalled 74.1Moz.

The primary listing of the company’s ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the
form of CHESS Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian
Depositary Shares (GhDSs).
JSE Sponsor: UBS South Africa (Pty) Limited

ENDS
__________________________________________________________________________
Contacts
Media
Tel:
E-mail:
Alan Fine
+27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)  +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)          +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
General inquiries
investors@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk factors related to
AngloGold Ashanti’s suite of 2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-reports.com.
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with

IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2013                                                    AngloGold Ashanti Limited
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
Secretary